Elemeno Health, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Elemeno Health - 3-Statement Financials		
Income Statement	**2024**	**2025**
Adjusted ARR	2,302,372	4,151,644
Revenue		
Subscription Revenue Recognized	2,283,278	2,623,648
Implementation Services	137,000	-
Net Revenue	2,420,278	2,623,648
COGS		
Software	22,057	11,362
Hosting Fees	47,464	54,960
Wages	728,372	519,258
Taxes	63,922	42,661
Benefits	33,807	30,230
Total COGS	895,621	658,471
Gross Profit	1,524,657	1,965,177
Gross Margin (%)	*63.0%*	*74.9%*
General & Administrative		
61100 General & Administrative:Bank Fees	70	(9)
61150 General & Administrative:Licenses	3,405	436
61200 General & Administrative:Operating Software & Subscriptions	164,728	136,226
61250 General & Administrative:Professional Development	10,046	1,500
61300 General & Administrative:Business Insurance	80,058	31,526
61350 General & Administrative:Meals & Entertainment	16,485	15,099
61400 General & Administrative:Office Equipment & Supplies	16,117	14,324
61450 General & Administrative:Rent & Mortgage	31,572	20,630
61500 General & Administrative:Utilities	17,544	12,120

61550 General & Administrative:Postage & Delivery	7,453	2,753
61600 General & Administrative:Travel	26,419	28,663
61670 General & Administrative:Charitable Contributions	104	1,724
61710 General & Administrative:Professional Services:Accounting & Finance	184,333	92,167
61720 General & Administrative:Professional Services:Legal	156,354	119,040
61740 General & Administrative:Professional Services:Recruiting	3,491	3,150
61950 General & Administrative:Bad Debt Expense	-	6,000
Wages	415,296	480,171
Bonus	6,500	-
Taxes	20,525	30,017
Benefits	30,531	28,899
Payroll Service Fee	19,372	29,721
Contractors	216	-
Total General & Administrative	1,210,619	1,054,156
% of Net Revenue	*50.0%*	*40.2%*

Sales & Marketing		
62100 Sales & Marketing:Advertising & Marketing	3,960	1,611
62150 Sales & Marketing:Meals & Entertainment	4,090	4,524
62200 Sales & Marketing:Travel	28,526	11,286
62250 Sales & Marketing:Conferences	77,641	26,310
62300 Sales & Marketing:Software	47,241	39,397
Wages	896,905	552,976
Commissions	46,873	59,953
Bonus	-	17,857
Taxes	57,876	45,658
Benefits	36,397	27,183
Contractors	12,443	108,602
Total Sales & Marketing	1,211,949	895,357
% of Net Revenue	*50.1%*	*34.1%*

Research & Development		
63100 Research & Development:Software	99,007	146,759

Wages	1,061,401	943,549
Taxes	85,621	74,916
Benefits	94,006	69,324
Contractors	277,619	224,485
Total Research & Development	1,617,653	1,459,034
% of Net Revenue	*66.8%*	*55.6%*
Operating Expenses	4,040,221	3,408,547
EBITDA	**(2,515,564)**	**(1,443,370)**
EBITDA Margin (%)	*(103.9%)*	*(55.0%)*

Other Income		
80100 Interest Income	410	390
80300 Other Income	2,543	13,035
Total Other Income	2,953	13,425

Other Expenses		
81100 Taxes Paid	12,117	3,206
81300 Depreciation	10,468	11,905
81350 Amortization	2,500	833
Total Other Expenses	25,086	15,945

Net Income	**(2,537,697)**	**(1,445,890)**
Net Income Margin (%)	*(104.9%)*	*(55.1%)*

Balance Sheet	2024	2025
Current Assets		
Cash	864,994	333,284
AR	724,310	222,332
Unbilled AR	-	4,000
Prepaids	118,315	94,200
Total Current Assets	1,707,619	653,816

	Long-Term Assets		
Fixed Assets		90,031	90,033
Intellectual Property		27,500	27,500
Accumulated Depreciation		(63,500)	(73,740)
Accumulated Amortization		(22,187)	(24,687)
LT Promissory Notes Receivable		39,040	39,040
Accrued Interest on Promissory Note		2,904	3,294
Total Long-Term Assets		73,787	61,439
Total Assets		1,781,406	715,255
	Current Liabilities		
Accounts Payable		27,556	43,134
Credit Cards		1,017	2,018
Accrued Expenses		0	60,793
Payroll Liabilities		3,135	15,864
Deferred Revenue		2,006,071	1,610,923
Reimbursement Liability		(0)	208
Total Current Liabilities		2,037,778	1,732,939
	Long-Term Liabilities		
Long-Term Liabilities		5,000	2,500
Total Long-Term Liabilities		5,000	2,500
	Equity		
Common Stock		473,567	473,873
Preferred Stock - Series Seed		7,791,103	7,791,103
Preferred Stock - Series A		10,721,399	11,408,170
Net Income		(2,537,697)	(1,445,890)
Retained Earnings		(16,709,744)	(19,247,441)
Total Equity		(261,372)	(1,020,184)

Total Liabilities & Equity	1,781,406	715,255

Cash Flow	**2024**	**2025**
Net Income	(2,537,697)	(1,445,890)
Change in Operating Activities		
Depreciation	10,468	11,905
Amortization	2,500	833
AR	(463,560)	501,978
Unbilled AR	-	(4,000)
Prepaids	(17,549)	24,115
Accounts Payable	(18,610)	15,578
Credit Cards	(5,512)	1,002
Accrued Expenses	(155,000)	60,793
Payroll Liabilities	(179,310)	12,729
Deferred Revenue	839,811	(395,148)
Reimbursement Liabilities	-	208
Accrued Bonus	(85,100)	-
Accrued Commission	(43,062)	-
Total Change in Operating Activities	(2,652,622)	(1,215,897)
Change in Investing Activities		
Fixed Assets	(8,118)	(2)
LT Promissory Note - Accrued Interest	(410)	(390)
LT Liabilities	(25,000)	(2,500)
Total Change in Investing Activities	(33,528)	(2,892)
Cash Burn (Net)	**(2,686,150)**	**(1,218,789)**
Change in Financing Activities		
Common Stock	-	306

Preferred Stock - Series A	607,447	686,772
Retained Earnings	42,910	-
Total Change in Financing Activities	650,357	687,078
Total Change in Cash	(2,035,793)	(531,711)
Cash BOP	2,900,788	864,996
Cash EOP	864,996	333,284

Elemeno Health, Inc.
Statement of Changes in Equity

Accounts	2024	2025
Opening Balance of Stockholders' Equity	2,276,325	(261,372)
Net Income (Loss)	(2,537,697)	(1,445,890)
Issuance of Common Stock	–	306
Issuance of Preferred Stock (Series A)	607,447	686,772
Retained Earnings Adjustments	42,910	–
Closing Balance of Stockholders' Equity	**(261,372)**	**(1,020,184)**

Elemeno Health, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
May 10, 2022 (inception)
$USD

1. ORGANIZATION AND PURPOSE

Elemeno Health, Inc. (the "Company") is a corporation organized on January 29, 2016 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.